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                                                                     Exhibit III

Name of Purchasing Entity      Date of Transaction  Number of Shares  Price Per Share
-----------------------------  -------------------  ----------------  ---------------
Bay Harbour Management, L.C.         2/11/99             10,000            $1.51
Bay Harbour Management, L.C.         2/16/99             15,000            $1.49
Bay Harbour Management, L.C.          3/3/99             16,000            $1.22